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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  FORM 15/A-1


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                   Commission File Number 1-8975
                                                                          ------

                            Plains Petroleum Company
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             (Exact name of registrant as specified in its charter)


      1515 Arapahoe Street, Tower 3, Suite 1000, Denver, Colorado 80202
                                (303) 572-3900
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          $.01 Par Value Common Stock
          Rights pursuant to preferred stock rights purchase agreement
                   Interests in the Plains Petroleum Company
                              401(k) Plan & Trust
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            (Title of each class of securities covered by this Form)


                                 Not Applicable
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          (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i) [X]        Rule 12h-3(b)(1)(ii) [_]
         Rule 12g-4(a)(1)(ii)[_]        Rule 12h-3(b)(2)(i)  [_]
         Rule 12g-4(a)(2)(i) [_]        Rule 12h-3(b)(2)(ii) [_]
         Rule 12g-4(a)(2)(ii)[_]        Rule 15d-6           [_]
         Rule 12h-3(b)(1)(i) [X]



              Approximate number of holders of record as of the
              certification or notice date:  one at July 18, 1995
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     Pursuant to the requirements of the Securities Exchange Act of 1934, Plains
                                                                          ------
Petroleum Company (Name of registrant as specified in charter) has caused this
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certification/notice to be signed on its behalf by the undersigned duly authorized person.

                           PLAINS PETROLEUM COMPANY


Date:  March 29, 1996      By: /s/ WILLIAM J. BARRETT
                               -------------------------------------------
                               William J. Barrett, Chief Executive Officer

This Form 15 is being filed to provide notice to the Commission and the public of the automatic suspension, pursuant to Section 12(d) of the Securities Exchange Act of 1934, of the registrant's duties under Sections 12 and 13 and any rules or regulations thereunder applicable to the securities described as a result of the withdrawal of those securities from listing on the New York Stock Exchange and the existence of no other requirement for registration under
Section 12.